Exhibit 99(p)
PURCHASE AGREEMENT — SEED CAPITAL
The Gabelli Global Deal Fund (the “Fund”), a Delaware statutory trust, and GAMCO Investors, Inc. (the “Buyer”) hereby agree as follows:
     1. The Fund hereby offers the Buyer and the Buyer hereby purchases 5,236 Common Shares of Beneficial Interest of the Fund, par value $.001 (the “Shares”), at a price of $19.10 per share, which consists of the public offering price of $20.00 per share less the sales load of $0.90 per share. The Shares are the “initial shares” of the Fund. The Buyer hereby acknowledges receipt of a purchase confirmation reflecting the purchase of the Shares, and the Fund hereby acknowledges receipt from the Buyer of funds in the amount of $100,007.60 in full payment for the Shares (the “Purchase Price”).
     2. GAMCO Investors, Inc. shall wire the Purchase Price to the Fund no later than December 22, 2006.
The Buyer represents and warrants to the Fund that the Shares purchased by the Buyer are being acquired for investment purposes and not for the purpose of distribution.
     3. This Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his or her capacity as an officer of the Fund.
     4. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 21st day of December, 2006.

THE GABELLI DIVIDEND & INCOME TRUST
By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

GABELLI FUNDS, LLC
By:	/s/ James E. McKee
James E. McKee
Vice President and Secretary